UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               InfoNow Corporation
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    456664309
                                    ---------
                                 (CUSIP Number)

                 24768 Foothills Drive N., Golden, CO 80401-5830
                                  303-526-5599
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 28, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 456664309                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stuart N. Fullinwider
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)     |_|
                                                                 (b)     |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

                                     7         SOLE VOTING POWER

             NUMBER OF                         354,165
                                   ---------------------------------------------
              SHARES                 8         SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                          0
                                   ---------------------------------------------
               EACH                  9         SOLE DISPOSITIVE POWER
             REPORTING
              PERSON                           354,165
                                   ---------------------------------------------
               WITH                  10        SHARED DISPOSITIVE POWER

                                               0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         354,165
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.93%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP No. 456664309                                           Page 3 of 5 Pages
--------------------------------------------------------------------------------


     This statement constitutes a statement on Schedule 13D filed on behalf of the undersigned Reporting Person (as hereinafter defined) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 1. Security and Issuer
---------------------------

     This statement relates to shares of common stock (the "Common Stock"), of InfoNow Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

Item 2. Identity and Background
-------------------------------

     This statement is being filed by Stuart N. Fullinwider, an individual (the "Reporting Person"). The Reporting Person's address is 24768 Foothills Drive N., Golden, CO 80401. The principal business activity of the Reporting Person is consulting services.

     The Reporting Person is a citizen of the United States of America. During the past five years, the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     The Reporting Person acquired a total of 410,000 shares, 85,000 of which were purchased in the open market, 225,000 of which were purchased in a private placement and 100,000 of which were acquired upon the exercise of warrants purchased from a third party. The aggregate purchase price for these 410,000 shares was $644,420.69. The Reporting Person subsequently sold 70,000 shares in the open market as identified in Item 4 below. The Reporting Person has also been granted options to purchase 20,000 shares of Common Stock at an exercise price of $1.20, of which 14,165 shares will be vested as of January 31, 2000. The source of funds for all of the Reporting Person's acquisitions were personal funds.

Item 4. Purpose of Transaction
------------------------------

     The shares of Common Stock to which this Schedule 13D relates were initially acquired by the Reporting Person in a series of transactions between March 2, 1998 and November 13, 1998. In addition, the Reporting Person has been granted options to purchase 20,000 shares of Common Stock at an exercise price of $1.20, of which 14,165 shares will be vested as of January 31, 2000. A
Schedule 13G was filed by the Reporting Person on June 18, 1998 and an amendment to such Schedule 13G was filed by the Reporting Person on November 20, 1998. An amendment to Schedule 13G terminating the Reporting Person's status as a 13G filer was filed simultaneously with this Schedule 13D. The Reporting Person acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes. The Reporting Person disposed of 5,000 shares of Common Stock on November 15, 1999, 30,000 shares on November 22, 1999 and 35,000 shares on November 26, 1999.

CUSIP No. 456664309                                            Page 4 of 5 Pages
--------------------------------------------------------------------------------

     The Reporting Person does not have any other plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Based upon publicly available information, the Reporting Person believes that 7,177,411 shares of Common Stock are issued and outstanding and that the 354,165 shares of Common Stock beneficially owned by the Reporting Person represent 4.93% of the total outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in
Item 5(a).

     (c) The Reporting Person disposed of 5,000 shares of Common Stock on November 15, 1999, 30,000 shares on November 22, 1999 and 35,000 shares on November 26, 1999.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to Be Filed as Exhibits

     None

CUSIP No. 456664309                                            Page 5 of 5 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1999



                                           By: /s/  Stuart N. Fullinwider
                                               ---------------------------------
                                           Name: Stuart N. Fullinwider